As filed with the Securities and Exchange Commission on December 30, 2020

File No. 333-238576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 1	☒

NUVEEN INVESTMENT FUNDS, INC.

(Exact Name of Registrant as Specified in Charter)

333 West Wacker Drive Chicago, Illinois 60606
(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

(800) 257-8787
(Area Code and Telephone Number)

Mark J. Czarniecki
Vice President and Secretary
333 West Wacker Drive
Chicago, Illinois 60606
(Name and Address of Agent for Service)

Copies to:

Deborah Bielicke Eades Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601	Eric F. Fess Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

EXPLANATORY NOTE

The Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on June 25, 2020 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-238576), are incorporated herein by reference.

This amendment is being filed for the sole purpose of adding the following to Part C of the Registration Statement: the executed tax opinion of Vedder Price P.C., supporting the tax matters discussed in the Proxy Statement/Prospectus.

PART C—OTHER INFORMATION

Item 15. Indemnification

The Registrant’s Articles of Incorporation and Bylaws provide that each present or former director, officer, agent and employee of the Registrant or any predecessor or constituent corporation, and each person who, at the request of the Registrant, serves or served another business enterprise in any such capacity, and the heirs and personal representatives of each of the foregoing shall be indemnified by the Registrant to the fullest extent permitted by law against all expenses, including without limitation amounts of judgments, fines, amounts paid in settlement, attorneys’ and accountants’ fees, and costs of litigation, which shall necessarily or reasonably be incurred by him or her in connection with any action, suit or proceeding to which he or she was, is or shall be a party, or with which he or she may be threatened, by reason of his or her being or having been a director, officer, agent or employee of the Registrant or such predecessor or constituent corporation or such business enterprise, whether or not he or she continues to be such at the time of incurring such expenses. Such indemnification may include without limitation the purchase of insurance and advancement of any expenses, and the Registrant shall be empowered to enter into agreements to limit the liability of directors and officers of the Registrant. No indemnification shall be made in violation of the General Corporation Law of the State of Maryland or the Investment Company Act of 1940 (the “1940 Act”). The Registrant’s Articles of Incorporation and Bylaws further provide that no director or officer of the Registrant shall be liable to the Registrant or its stockholders for money damages, except (i) to the extent that it is proved that such director or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to such director or officer is entered in a proceeding based on a finding in the proceeding that such director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The foregoing shall not be construed to protect or purport to protect any director or officer of the Registrant against any liability to the Registrant or its stockholders to which such director or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such office. The Registrant undertakes that no indemnification or advance will be made unless it is consistent with Sections 17(h) or 17(i) of the Investment Company Act of 1940, as now enacted or hereafter amended, and Securities and Exchange Commission rules, regulations, and releases (including, without limitation, Investment Company Act of 1940 Release No. 11330, September 2, 1980).

The directors and officers of the Registrant are covered by joint errors and omissions insurance policies against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, subject to such policies’ coverage limits, exclusions and deductibles.

Insofar as the indemnification for liabilities arising under the Securities Act of 1933, as amended, (the “1933 Act”) may be permitted to the officers, directors or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by an officer or director or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(1)(a)	Registrant’s Amended and Restated Articles of Incorporation, filed on May 15, 1995.(1)

(1)(b)	Registrant’s Articles Supplementary, designating new series and new share classes, filed on April 15, 1998.(2)

(1)(c)	Registrant’s Articles Supplementary, designating new series and new share classes, filed on June 27, 2001.(3)

(1)(d)	Registrant’s Articles Supplementary designating new series, filed on April 30, 2002.(4)

(1)(e)	Registrant’s Articles Supplementary designating new series, filed on October 24, 2002.(5)

(1)(f)	Registrant’s Articles Supplementary designating new series, filed on January 28, 2003.(6)

(1)(g)	Registrant’s Articles Supplementary decreasing authorizations of specified classes and series and decreasing total authorized shares, filed on June 30, 2004.(7)

(1)(h)	Registrant’s Articles Supplementary designating new series, filed on September 24, 2004.(8)

(1)(i)	Registrant’s Articles Supplementary designating new series, filed on December 20, 2006.(9)

(1)(j)	Registrant’s Articles Supplementary designating new series, filed on July 31, 2007.(10)

(1)(k)	Registrant’s Articles Supplementary designating new series, filed on December 17, 2007.(11)

(1)(l)	Registrant’s Articles Supplementary designating new share classes, filed on October 28, 2008.(12)

(1)(m)	Registrant’s Articles of Amendment, dated January 9, 2009, filed on February 27, 2009.(13)

(l)(n)	Registrant’s Articles of Amendment, dated May 29, 2009, filed on August 28, 2009.(14)

(1)(o)	Registrant’s Articles Supplementary designating new series and new share classes, filed June 23, 2009, filed on August 28, 2009.(14)

(1)(p)	Registrant’s Articles Supplementary designating new series and new share class, filed September 17, 2009, filed on September 29, 2009.(15)

(1)(q)	Registrant’s Articles of Amendment, filed January 22, 2010, filed on February 26, 2010.(16)

(1)(r)	Registrant’s Articles Supplementary providing for name changes and names of new classes and series, filed October 26, 2010, filed on October 29, 2010.(17)

(1)(s)	Registrant’s Articles of Amendment providing name change, dated March 23, 2011, filed on June 28, 2011.(19)

(1)(t)	Registrant’s Articles Supplementary providing names of new class and series, filed July 14, 2011, filed on August 26, 2011.(20)

(1)(u)	Registrant’s Articles of Amendment regarding reorganization of Nuveen Large Cap Value Fund into Nuveen Dividend Value Fund, dated October 5, 2012, filed on October 29, 2012.(22)

(1)(v)	Registrant’s Articles Supplementary providing names of new share class, dated November 14, 2012, filed on February 28, 2013.(23)

(1)(w)	Registrant’s Articles Supplementary providing names of new share class, dated December 11, 2013, filed on December 12, 2013.(25)

(1)(x)	Registrant’s Articles of Amendment regarding reorganization of Nuveen Mid Cap Select Fund into Nuveen Symphony Mid-Cap Core Fund, dated September 25, 2013, filed on February 10, 2014.(26)

(1)(y)	Registrant’s Articles of Amendment regarding reorganization of Nuveen International Fund into Nuveen International Select Fund, dated October 18, 2013, filed on February 10, 2014.(26)

(1)(z)	Registrant’s Articles of Amendment regarding reorganization of Nuveen Quantitative Enhanced Core Equity Fund into Nuveen Symphony Low Volatility Equity Fund, dated October 18, 2013, filed on February 10, 2014.(26)

(1)(a)(a)	Registrant’s Articles of Amendment regarding reorganization of Nuveen International Select Fund into Nuveen International Growth Fund, dated September 16, 2014, filed on September 26, 2014.(27)

(1)(a)(b)	Registrant’s Articles Supplementary designating new share classes, dated November 18, 2014, filed on January 20, 2015.(29)

(1)(a)(c)	Registrant’s Articles Supplementary designating new share classes, dated April 14, 2016, filed on April 29, 2016.(31)

(1)(a)(d)	Registrant’s Articles Supplementary designating new share classes, dated December 1, 2016, filed on February 28, 2017.(33)

(1)(a)(e)	Registrant’s Articles Supplementary designating new share classes, dated February 16, 2017, filed on February 28, 2017.(33)

(1)(a)(f)	Registrant’s Articles of Amendment to Amended and Restated Articles of Incorporation, dated October 11, 2017, filed on October 27, 2017.(35)

(1)(a)(g)	Registrant’s Articles Supplementary designating new share classes, dated December 14, 2017, filed on December 22, 2017.(36)

(1)(a)(h)	Registrant’s Articles Supplementary designating new share classes, dated April 10, 2018, filed on April 20, 2018.(37)

(1)(a)(i)	Registrant’s Articles of Amendment regarding reorganization of Nuveen Core Bond Fund, Nuveen Core Plus Bond Fund, Nuveen Inflation Protected Securities Fund and Nuveen Short Term Bond Fund into TIAA-CREF Bond Fund, TIAA-CREF Bond Plus Fund, TIAA-CREF Inflation-Linked Bond Fund and TIAA-CREF Short-Term Bond Fund, respectively, dated June 13, 2019, filed on July 29, 2019.(38)

(2)	Registrant’s By-laws, as amended, filed on July 7, 2020.(40)

(3)	Not Applicable.

(4)	Form of Agreement and Plan of Reorganization, which was filed as Appendix A to Part A of the Registrant’s Registration Statement on Form N-14 (File No. 333-238576) and incorporated by reference herein.(39)

(5)	Not Applicable.

(6)(a)	Management Agreement between the Registrant and Nuveen Fund Advisors, LLC, dated October 1, 2014, filed on October 28, 2014.(28)

(6)(b)	Amended Schedules A and B of Management Agreement between Registrant and Nuveen Fund Advisors, LLC, dated June 30, 2016, filed on June 30, 2016.(32)

(6)(c)	Renewal and Amendment of Management Agreements between Registrant and Nuveen Fund Advisors, LLC, dated July 24, 2017, filed on July 28, 2017.(34)

(6)(d)	Continuance of Management Agreement between Registrant and Nuveen Fund Advisors, LLC, dated July 30, 2020, filed on September 28, 2020.(42)

(6)(e)	Investment Sub-Advisory Agreement by and between Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC, dated October 1, 2014, filed on October 28, 2014.(28)

(6)(f)	Amended Schedule A of Investment Sub-Advisory Agreement by and between Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC, dated December 22, 2014, filed on August 28, 2015.(30)

(6)(g)	Notice of Continuance of Investment Sub-Advisory Agreements between Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC, dated July 31, 2020, filed on September 28, 2020.(42)

(7)(a)	Distribution Agreement between Registrant and Nuveen Securities, LLC (f/k/a Nuveen Investments, LLC), dated January 1, 2011, filed on February 28, 2011.(18)

(7)(b)	Renewal of Distribution Agreement between Registrant and Nuveen Securities, LLC (f/k/a John Nuveen & Co. Incorporated), dated August 7, 2020, filed on September 28, 2020.(42)

(8)	Not Applicable.

(9)(a)	Amended and Restated Master Custodian Agreement between the Nuveen Funds and State Street Bank and Trust Company, dated July 15, 2015, filed on July 29, 2020.(41)

(9)(b)	Amendment and Appendix A to the Amended and Restated Custodian Agreement between the Nuveen Funds and State Street Bank and Trust Company, dated July 31, 2020, filed on September 28, 2020.(42)

(10)(a)	Amended and Restated Plan of Distribution and Service Pursuant to Rule 12b-1, effective January 26, 2017, filed on July 28, 2017.(34)

(10)(b)	Multiple Class Plan Adopted Pursuant to Rule 18f-3, as amended January 26, 2017, filed on July 28, 2017.(34)

(11)	Opinion of Counsel.(39)

(12)	Opinion and Consent of Vedder Price P.C. supporting the tax matters and consequences to shareholders discussed in the Proxy Statement/Prospectus is filed herewith.

(13)(a)	Transfer Agency and Service Agreement between the Nuveen Mutual Funds and Boston Financial Data Services, Inc. n/k/a DST Asset Manager Solutions, Inc., dated May 11, 2012, filed on August 28, 2012.(21)

(13)(b)	Amendment to Transfer Agency and Service Agreement, dated May 1, 2017, filed on July 28, 2017.(34)

(13)(c)	Amendment and Schedule A to Transfer Agency and Service Agreement, effective as of May 10, 2020, filed on July 7, 2020.(40)

(13)(d)	Securities Lending Authorization Agreement between the Nuveen Funds and State Street Bank and Trust Company, dated August 12, 2020, filed on October 28, 2020.(43)

(13)(e)	Fund Accounting Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC, dated January 1, 2011, filed on February 28, 2011.(18)

(13)(f)	Amendment to Fund Accounting Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC, dated April 22, 2013, filed on April 30, 2013.(24)

(13)(g)	Amendment to Fund Accounting Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC, dated August 1, 2015, filed on February 28, 2017.(33)

(14)(a)	Consent of KPMG LLP.(39)

(14)(b)	Consent of PricewaterhouseCoopers LLP.(39)

(15)	Not Applicable.

(16)(a)	Powers of Attorney.(39)

(16)(b)	Power of Attorney is filed herewith.

(17)	Form of Proxy appears following the Proxy Statement/Prospectus constituting Part A of the Registrant’s Registration Statement on Form N-14 (File No. 333-238576) and is incorporated by referenced herein.(39)

(1)	Incorporated by reference to the post-effective amendment no. 21 filed on Form N-1A for Registrant.
(2)	Incorporated by reference to the post-effective amendment no. 36 filed on Form N-1A for Registrant.
(3)	Incorporated by reference to the post-effective amendment no. 53 filed on Form N-1A for Registrant.
(4)	Incorporated by reference to the post-effective amendment no. 61 filed on Form N-1A for Registrant.
(5)	Incorporated by reference to the post-effective amendment no. 64 filed on Form N-1A for Registrant.
(6)	Incorporated by reference to the post-effective amendment no. 66 filed on Form N-1A for Registrant.
(7)	Incorporated by reference to the post-effective amendment no. 70 filed on Form N-1A for Registrant.

(8)	Incorporated by reference to the post-effective amendment no. 72 filed on Form N-1A for Registrant.
(9)	Incorporated by reference to the post-effective amendment no. 84 filed on Form N-1A for Registrant.
(10)	Incorporated by reference to the post-effective amendment no. 87 filed on Form N-1A for Registrant.
(11)	Incorporated by reference to the post-effective amendment no. 90 filed on Form N-1A for Registrant.
(12)	Incorporated by reference to the post-effective amendment no. 93 filed on Form N-1A for Registrant.
(13)	Incorporated by reference to the post-effective amendment no. 95 filed on Form N-1A for Registrant.
(14)	Incorporated by reference to the post-effective amendment no. 97 filed on Form N-1A for Registrant.
(15)	Incorporated by reference to the post-effective amendment no. 98 filed on Form N-1A for Registrant.
(16)	Incorporated by reference to the post-effective amendment no. 102 filed on Form N-1A for Registrant.
(17)	Incorporated by reference to the post-effective amendment no. 105 filed on Form N-1A for Registrant.
(18)	Incorporated by reference to the post-effective amendment no. 109 filed on Form N-1A for Registrant.
(19)	Incorporated by reference to the post-effective amendment no. 113 filed on Form N-1A for Registrant.
(20)	Incorporated by reference to the post-effective amendment no. 118 filed on Form N-1A for Registrant.
(21)	Incorporated by reference to the post-effective amendment no. 129 filed on Form N-1A for Registrant.
(22)	Incorporated by reference to the post-effective amendment no. 133 filed on Form N-1A for Registrant.
(23)	Incorporated by reference to the post-effective amendment no. 137 filed on Form N-1A for Registrant.
(24)	Incorporated by reference to the post-effective amendment no. 142 filed on Form N-1A for Registrant.
(25)	Incorporated by reference to the post-effective amendment no. 152 filed on Form N-1A for Registrant.
(26)	Incorporated by reference to the post-effective amendment no. 153 filed on Form N-1A for Registrant.
(27)	Incorporated by reference to the post-effective amendment no. 161 filed on Form N-1A for Registrant.
(28)	Incorporated by reference to the post-effective amendment no. 164 filed on Form N-1A for Registrant.
(29)	Incorporated by reference to the post-effective amendment no. 167 filed on Form N-1A for Registrant.
(30)	Incorporated by reference to the post-effective amendment no. 175 filed on Form N-1A for Registrant.
(31)	Incorporated by reference to the post-effective amendment no. 185 filed on Form N-1A for Registrant.
(32)	Incorporated by reference to the post-effective amendment no. 189 filed on Form N-1A for Registrant
(33)	Incorporated by reference to the post-effective amendment no. 197 filed on Form N-1A for Registrant.
(34)	Incorporated by reference to the post-effective amendment no. 201 filed on Form N-1A for Registrant.
(35)	Incorporated by reference to the post-effective amendment no. 205 filed on Form N-1A for Registrant.

(36)	Incorporated by reference to the post-effective amendment no. 207 filed on Form N-1A for Registrant.
(37)	Incorporated by reference to the post-effective amendment no. 212 filed on Form N-1A for Registrant.
(38)	Incorporated by reference to the post-effective amendment no. 228 filed on Form N-1A for Registrant
(39)	Incorporated by reference to the Registration Statement on Form N-14 (File No. 333-238576) for Registrant.
(40)	Incorporated by reference to the post-effective amendment no. 239 filed on Form N-1A for Registrant.
(41)	Incorporated by reference to the post-effective amendment no. 241 filed on Form N-1A for Registrant.
(42)	Incorporated by reference to the post-effective amendment no. 243 filed on Form N-1A for Registrant.
(43)	Incorporated by reference to the post-effective amendment no. 244 filed on Form N-1A for Registrant.

Item 17. Undertakings.

1. The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the 1933 Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2. The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this post-effective amendment no. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and the State of Illinois, on the 30th day of December, 2020.

NUVEEN INVESTMENT FUND, INC.

BY: /S/ MARK J. CZARNIECKI
Mark J. Czarniecki
VICE PRESIDENT AND SECRETARY

As required by the Securities Act of 1933, this post-effective amendment no. 1 to Registrant’s Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity			Date
/S/ CHRISTOPHER E. STICKROD CHRISTOPHER E. STICKROD	Chief Administrative Officer (principal executive officer)			December 30, 2020
/S/ E. SCOTT WICKERHAM E. SCOTT WICKERHAM	Vice President and Controller (principal financial and accounting officer)			December 30, 2020

TERENCE J. TOTH*	Chairman of the Board and Director	ü ï ï ï ï ï ï ï ï ï ï ï ï ý ï ï ï ï ï ï ï ï ï ï ï ï ï ï þ	By:	/S/ MARK J. CZARNIECKI MARK J. CZARNIECKI Attorney-in-Fact December 30, 2020
JACK B. EVANS*	Director
WILLIAM C. HUNTER*	Director
ALBIN F. MOSCHNER*	Director
JOHN K. NELSON*	Director
JUDITH M. STOCKDALE*	Director
CAROLE E. STONE*	Director
MATTHEW THORNTON III**	Director
MARGARET L. WOLFF*	Director
ROBERT L. YOUNG*	Director

*

An original power of attorney authorizing Mark Czarniecki, Diana R. Gonzalez, Kevin J. McCarthy, Christopher M. Rohrbacher, Mark L. Winget, Gifford R. Zimmerman and Eric F. Fess to execute this registration statement, and amendments thereto, has been executed and is incorporated by reference herein.

**

An original power of attorney authorizing Mark Czarniecki, Diana R. Gonzalez, Kevin J. McCarthy, Christopher M. Rohrbacher, Mark L. Winget and Eric F. Fess to execute this registration statement, and amendments thereto, has been executed and is filed herewith as Exhibit (16)(b).

EXHIBIT INDEX

Exhibit No.	Name of Exhibit

(12)	Opinion and Consent of Vedder Price P.C. supporting the tax matters discussed in the Proxy Statement/Prospectus.

(16)(b)	Power of Attorney.